EXHIBIT 18.1
PREFERABILITY LETTER FROM INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
June 29, 2011
The Board of Directors
LendingClub Corporation
San Francisco, California
Dear Directors:
We are providing this letter solely for inclusion as an exhibit to LendingClub Corporation’s (the “Company”) Annual Report on Form 10-K filing pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2011, as set forth in our report dated June 29, 2011. As stated in Notes 2 and 12 to those consolidated financial statements, the Company changed its methodology for amortizing stock compensation expense from the graded method to the straight line method. Note 2 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it more accurately reflects the pattern of service provided by the employee.
With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.
Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Annual Report on Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.
Very truly yours,
ARMANINO MCKENNA LLP
San Jose, California